Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE: MHG): Organizational change in Marine Harvest's Group management

Marine Harvest has decided to strengthen the management team within farming. Due to biological challenges and succession plan for the current COO Farming, the farming segment within Marine Harvest will be divided into two areas.

Per-Roar Gjerde has been appointed new COO Farming Norway and Chile. Per-Roar Gjerde will be part of Marine Harvest's Group management team and report to the CEO. Marit Solberg will continue to lead the farming activities in Scotland, Canada, Ireland and Faroe Island. The organizational change will be effective from 1 January 2017.

Per-Roar Gjerde, born in 1967, is a graduate from the Norwegian School of Economics (NHH), and has completed executive management courses including AFF in Norway and at Insead in France. He has extensive experience within salmon farming and sales. He started his career as a salesperson with Domstein Salmon. In 2002 Gjerde became controller for farming at Fjord Seafood Norway, which became part of Marine Harvest in 2006. In 2007 Per-Roar Gjerde was appointed Regional Director for Region West, one of the four business units of Marine Harvest Norway. In January 2016 he was appointed Managing Director for Marine Harvest Chile and subsequently moved to Chile where he led the business restructuring process. Gjerde will continue in his current position until his replacement is in place.

Marine Harvest's Group management team, effective 1 January 2017, is as follows:

  CEO: Alf-Helge Aarskog
  CFO: Ivan Vindheim
  COO Farming Scotland, Canada, Ireland and Faroe Island: Marit Solberg
  COO Farming Norway and Chile: Per-Roar Gjerde
  COO Sales & Marketing: Ola Brattvoll
  COO Fish Feed: Ben Hadfield
  Global Director R&D: Øyvind Oaland
  Chief Strategy Officer: Glenn Flanders
  Global Director HR: Anne Lorgen Riise
  Communication Director: Kristine Gramstad Wedler